

Mail Stop 4720

April 3, 2018

James S. Byrd, Jr.
Chairman and Chief Executive Officer
Legion Capital Corporation
301 E. Pine St., Suite 301
Orlando, FL 32801

> **Re:** **Legion Capital Corporation**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 3**
> **Filed March 16, 2018**
> **File No. 024-10638**

Dear Mr. Byrd:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2018 letter.

General

1. We note your response to comment 1 and are still evaluating your analysis of whether your acquisitions of these secured loans are securities or investment securities for purposes of the Investment Company Act of 1940. Please also file any material updates or additional analysis on this issue as correspondence on EDGAR, such as an update regarding the consummation of the PricePoint acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

2. Please expand your disclosure regarding Legion Select Holdings, LLC's holdings to clarify the material terms of the loans, including how the security interest in each was perfected and the terms of the loans in the event of default. In addition, please clarify if

James S. Byrd, Jr.
Legion Capital Corporation
April 3, 2018
Page 2

the holdings listed on page 8 are the same disclosed under "Note 3- Notes Receivable" on page F-22. Finally, please also disclose the terms of the preferred stock that was issued in exchange for the assets of Legion Select Venture Fund, LLC on November 30, 2017.

Principal Stockholders, page 13

3.   We note your revision in response to comment 2. As required by Item 403 of Regulation S-K, please disclose:

- Each director or named executive officer's beneficial ownership individually, including shares such persons have the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1). In this regard we note your disclosure elsewhere that Mr. Hilton beneficially owned 2 million shares as of June 30, 2016 and had fully vested stock options to acquire 3 million shares as of December 31, 2017, in each case through his management BGA Holdings, LCC;

- The percent of class owned for each person in the revised table based on your approximately 13,747,379 shares outstanding; and

- The address of Legion Capital Partners or any other person listed in the revised table.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services